Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333- 286998

Relating to the

Preliminary Prospectus Supplements

Dated May 13, 2026

(To Prospectus Dated May 15, 2025)

PRICING TERM SHEET

May 13, 2026

Willis Lease Finance Corporation

Offerings of

281,250 Shares of Common Stock

and

$200,000,000 2.50% Convertible Senior Notes due 2031

The information in this pricing term sheet supplements (i) Willis Lease Finance Corporation’s (“Willis”) preliminary prospectus supplement, dated May 13, 2026 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock by the underwriter in the delta offering (the “Delta Offering”), and (ii) Willis’ preliminary prospectus supplement, dated May 13, 2026 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes by Willis (the “Convertible Notes Offering”), and, in each case, the accompanying prospectus, dated May 15, 2025, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement to the extent inconsistent with the information in the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Willis and not to its subsidiaries. Willis has increased the size of the Convertible Notes Offering from $175,000,000 to $200,000,000 (or, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option to purchase additional Notes, $230,000,000). The final prospectus supplements relating to the Delta Offering and the Convertible Notes Offering will reflect conforming changes relating to such increase in the size of the Convertible Notes Offering.

Delta Offering

Issuer:	Willis Lease Finance Corporation

Common Stock:	The common stock, $0.01 par value per share, of the Issuer

Securities Offered:	Morgan Stanley & Co. LLC, acting on behalf of itself or its affiliates, is offering and selling 281,250 shares of Common Stock borrowed from non-affiliate third parties to facilitate hedging transactions by certain investors subscribing for the Notes (as defined below). No new shares of Common Stock will be issued in the Delta Offering.

Ticker/Exchange for the Common Stock:	WLFC / Nasdaq Global Market

Last Reported Sale Price per Share of the Common Stock on May 13, 2026:	$211.67

Public Offering Price per Share of Common Stock:	Initially, $192.00

Trade Date:	May 14, 2026

Settlement Date:	May 18, 2026, which is the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Stock sold in the Delta Offering before the business day before the Settlement Date must, because the Common Stock sold in the Delta Offering initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Sole Book-Running Manager:	Morgan Stanley & Co. LLC

CUSIP/ISIN Numbers for the
Common Stock:	CUSIP: 970646105 / ISIN: US9706461053

Convertible Notes Offering

Issuer:	Willis Lease Finance Corporation

Securities:	2.50% Convertible Senior Notes due 2031 (the “Notes”)

Offering Size:	$200,000,000 aggregate principal amount of Notes, plus up to an additional $30,000,000 aggregate principal amount of Notes pursuant to the over-allotment option of the underwriters of the Convertible Notes Offering

Ticker/Exchange for the Common Stock:	WLFC / Nasdaq Global Market

Maturity Date:	May 15, 2031, unless earlier repurchased, redeemed or converted

Interest:	2.50% per annum. Interest will accrue from May 18, 2026 and will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2026

Regular Record Dates:	May 1 and November 1 of each year, immediately preceding the relevant May 15 and November 15 interest payment date, as the case may be.

Issue Price:	100% of the principal amount per Note

Underwriting Discount:	3.00% of the principal amount of the Notes, and $6,000,000 in the aggregate (or $6,900,000 in the aggregate, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option)

Trade Date:	May 14, 2026

Settlement Date:	May 18, 2026, which is the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day before the Settlement Date must, because the Notes initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors

Use of Proceeds:	We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $193.1 million (or approximately $222.2 million if the underwriters of the Convertible Notes Offering fully exercise in full their over-allotment option), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the issuance of the Notes to temporarily repay amounts outstanding under the Revolving Credit Facility until deployed for general corporate purposes.

CUSIP / ISIN:	CUSIP: 970646 AA3 / ISIN: US970646AA36

Denominations/Multiple:	$1,000 / $1,000

Last Reported Sale Price per Share of the Common Stock on May 13, 2026:	$211.67

Initial Conversion Rate:	3.7202 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $268.80 per share of Common Stock

Conversion Premium:	Approximately 40.0% above the Public Offering Price per Share of Common Stock in the Delta Offering

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
BofA Securities, Inc.
Deutsche Bank Securities Inc.

Optional Redemption:	We may not redeem the Notes at our option at any time before May 21, 2029. Subject to the terms of the indenture, the Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after May 21, 2029 and on or before the 41st scheduled trading day immediately before the Maturity Date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (ii) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $75.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted with a conversion date on or after the date we send the related redemption notice to, and including, the business day immediately before the related redemption date. If we elect to redeem less than all of the outstanding Notes, then the redemption will not constitute a make-whole fundamental change with respect to the Notes not called for redemption, and holders of the Notes not called for redemption will not be entitled to an increased conversion rate for such Notes as described above on account of the redemption, except in certain circumstances. See “Description of Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

Increase in Conversion Rate in
Connection with a Make-Whole
Fundamental Change:	If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of Common Stock (the “Additional Shares”) set forth in the table below corresponding (after interpolation as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$192.00	$225.00	$268.80	$300.00	$349.44	$500.00	$750.00	$1,000.00	$1,500.00	$2,000.00
May 18, 2026	1.4881	1.1114	0.7864	0.6289	0.4551	0.1994	0.0661	0.0234	0.0020	0.0000
May 15, 2027	1.4881	1.0902	0.7486	0.5866	0.4120	0.1682	0.0519	0.0169	0.0000	0.0000
May 15, 2028	1.4881	1.0526	0.6915	0.5255	0.3527	0.1295	0.0367	0.0111	0.0000	0.0000
May 15, 2029	1.4881	0.9847	0.6003	0.4323	0.2679	0.0832	0.0216	0.0058	0.0000	0.0000
May 15, 2030	1.4881	0.8703	0.4490	0.2847	0.1465	0.0345	0.0095	0.0024	0.0000	0.0000
May 15, 2031	1.4881	0.7242	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $2,000.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $192.00 (subject to adjustment in the same manner), per share of Common Stock, then no Additional Shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 5.2083 shares of Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

We have filed a registration statement (including a prospectus), the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus supplements (or, when available, the final prospectus supplements), together with the accompanying prospectuses relating to each offering, may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, email: prospectus@morganstanley.com, and a copy of the preliminary prospectus supplement (or, when available, the final prospectus supplement), together with the accompanying prospectus relating to the Convertible Notes Offering, may also be obtained from BofA Securities, Inc., 201 North Tryon Street, Charlotte, North Carolina 28255, Attention: Prospectus Department, email: dg.prospectus_requests@bofa.com, and from Deutsche Bank Securities Inc., Attention: Prospectus Department, 1 Columbus Circle, New York, New York 10019, telephone: 800-503-4611, email: prospectus.cpdg@db.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Delta Offering, the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.